UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Dorman Products, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

258278100

(CUSIP Number)

Steven L. Berman

c/o Dorman Products, Inc.

3400 East Walnut Street

Colmar, PA 18915

(215) 997-1800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 14, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 258278100	Page 1 of 7

1	Names of reporting persons: Steven L. Berman
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF;OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 3,246,405
	8	Shared voting power 474,567
	9	Sole dispositive power 3,246,405
	10	Shared dispositive power 474,567
11	Aggregate amount beneficially owned by each reporting person: 3,720,972
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13	Percent of class represented by amount in Row (11) 10.5%
14	Type of reporting person (see instructions): IN

SCHEDULE 13D/A

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This Amendment No. 8 to Schedule 13D (this “Amendment No. 8”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Dorman Products, Inc., a Pennsylvania corporation (the “Issuer”). This Amendment No. 8 amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission by Steven L. Berman (the “Reporting Person”), by furnishing the information set forth below. The Reporting Person is filing this Amendment No. 8 to report recent transactions in the Common Stock that have decreased the amount of shares of Common Stock that Steven L. Berman may be deemed to beneficially own.

Item 1.	Security and Issuer:

This statement relates to the Common Stock of the Issuer. The address of the Issuer’s principal executive offices is 3400 East Walnut Street, Colmar, Pennsylvania 18915.

Item 2.	Identity and Background:

(a) This statement is being filed by the Reporting Person, Steven L. Berman. The filing of this statement shall not be construed as an admission for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that the Reporting Person is the beneficial owner of any securities covered by this statement or that this schedule is required to be filed by such person.

(b) The business address for the Reporting Person is c/o Dorman Products, Inc., 3400 East Walnut Street, Colmar, Pennsylvania 18915.

(c) The Reporting Person is Steven L. Berman, Executive Chairman, Secretary and Treasurer of the Issuer.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding, excluding traffic violations and similar misdemeanors.

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in the Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a resident of the Commonwealth of Pennsylvania and a citizen of the United States of America.

Item 3.	Source and Amounts of Funds and other Consideration:

The Reporting Person has used personal funds to purchase the Common Stock or acquired the Common Stock through estate planning or inheritance.

SCHEDULE 13D/A

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Item 4.	Purpose of Transaction.

The Reporting Person has acquired the shares of Common Stock for investment purposes.

As Executive Chairman, Secretary and Treasurer of the Issuer, Steven L. Berman will regularly explore potential actions and transactions that may be advantageous to the Issuer, including possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, securities or regulatory or reporting obligations of the Issuer.

Except as discussed above in the Reporting Person’s capacity as Executive Chairman, Secretary and Treasurer of the Issuer, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the following:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the directors or to fill any existing vacancies of the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer:

As of the close of business on the Statement Date, the Reporting Person may be deemed to beneficially own the following:

(a)

Steven L. Berman may be deemed to be the beneficial owner of 3,720,972 shares of Common Stock, which represents 10.5% of the Issuer’s Common Stock based upon 35,523,278 shares of Common Stock outstanding as of the close of business

SCHEDULE 13D/A

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on September 26, 2015. The above amount excludes 4,732,719 shares of Common Stock that may be deemed beneficially owned by the Shareholders (as defined in Item 6 below), other than the shares held by Steven L. Berman and the other Shareholders for which their ownership in Common Stock of the Issuer is attributed to Steven L. Berman as indirect beneficial ownership, as to all of which shares Steven L. Berman disclaims beneficial ownership.

(b)	Steven L. Berman has sole voting and dispositive power with respect to 3,246,405 shares of Common Stock beneficially owned by him, which amount includes: (i) 1,111,864 shares held directly; (ii) 88,603 shares held by the Steven L. Berman Charitable Remainder Trust (the “CRUT”); (iii) 2,020,615 shares held by three different trusts for the benefit of the late Richard N. Berman’s children and grandchild (collectively the “Richard N. Berman Trusts with Steven L. Berman as Trustee”); and (iv) 25,323 shares represented by units held in a unitized stock fund through the Issuer’s 401(k) Retirement Plan and Trust. Steven L. Berman is the trustee for each of the CRUT and the Richard N. Berman Trusts with Steven L. Berman as Trustee, in which capacity he has sole voting and dispositive power over the shares held by such trusts. The unitized stock fund of the Issuer’s 401(k) Retirement Plan and Trust consists of cash and Common Stock in amounts that vary from time to time. Steven L. Berman had 16,492 units in the Issuer’s 401(k) Retirement Plan and Trust, which units consisted of 25,323 shares of Common Stock, as of September 30, 2015.

Steven L. Berman shares voting and dispositive power with respect to 474,567 shares of Common Stock beneficially owned by him, which amount includes: (i) 174,634 shares held by seven different trusts for the benefit of the late Richard N. Berman’s children and grandchild, of which he is the co-trustee with Sharyn Berman (collectively the “Richard N. Berman Trusts with Co-Trustees”); (ii) 250,210 shares held by a marital qualified terminable interest property trust for the benefit of Sharyn Berman, of which he is the co-trustee with Sharyn Berman (the “Sharyn Berman QTIP Trust”); and (iii) 49,723 shares held by The Steven and Ilene Berman Family Foundation dated December 22, 2001, of which he is the co-trustee with his wife, Ilene Berman.

Steven L. Berman shares voting and dispositive power with respect to (i) the shares held by the Richard N. Berman Trusts with Co-Trustees and the Sharyn Berman QTIP Trust with Sharyn Berman, and (ii) the shares held by The Steven and Ilene Berman Family Foundation dated December 22, 2001 with his wife, Ilene Berman. The business address for Sharyn Berman and Ilene Berman is c/o Dorman Products, Inc., 3400 East Walnut Street, Colmar, Pennsylvania 18915. Sharyn Berman is the sister-in-law of Steven L. Berman and widow of the late Richard N. Berman, the Issuer’s former Chairman of the Board and Chief Executive Officer. During the last five years, neither Sharyn Berman nor Ilene Berman has been convicted in a criminal proceeding, excluding traffic violations and similar misdemeanors. During the last five years, neither Sharyn Berman nor Ilene Berman has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Sharyn Berman and Ilene Berman are residents of the Commonwealth of Pennsylvania and citizens of the United States of America.

SCHEDULE 13D/A

CUSIP No. 258278100	Page 5 of 7

(c)	Other than as set forth in Annex A hereto, during the sixty (60) days preceding October 14, 2015 (the “Statement Date”), the Reporting Person did not effect a transaction in the Common Stock of the Issuer.

(d)	Other than as discussed in Item 5(b), no other persons, other than the Reporting Person, have the right to receive or have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock that the Reporting Person owns beneficially.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

Pursuant to the Amended and Restated Shareholders’ Agreement, dated as of July 1, 2006 (the “Shareholders’ Agreement”), among Steven L. Berman, the late Richard N. Berman, Jordan S. Berman, Marc H. Berman, Fred B. Berman, Deanna Berman and the additional shareholders named therein (each, a “Shareholder” and together, the “Shareholders”), except as otherwise provided in the Shareholders’ Agreement with respect to Jordan S. Berman and Deanna Berman, each Shareholder has granted each other Shareholder rights of first refusal, exercisable on a pro rata basis or in such other proportions as the exercising Shareholders may agree, to purchase shares of Common Stock of the Issuer which any of such Shareholders or, upon their death, their respective estate, proposes to sell to third parties. The Issuer has agreed with the Shareholders that, upon the death of each respective Shareholder, to the extent that any of their shares are not purchased by any of the surviving Shareholders and may not be sold without registration under the Securities Act of 1933, as amended (the “1933 Act”), the Issuer will use its best efforts to cause those shares to be registered under the 1933 Act. The expenses of any such registration will be borne by the estate of the deceased Shareholder. Deanna Berman is Steven L. Berman’s mother and the spouse of Steven L. Berman’s father, Jordan S. Berman. Marc H. Berman and Fred B. Berman are Steven L. Berman’s brothers. The additional Shareholders party to the Shareholders’ Agreement are trusts affiliated with Steven L. Berman, the late Richard N. Berman, Jordan S. Berman, Marc H. Berman or Fred B. Berman, or each person’s respective spouse or children.

The Shareholders, other than Steven L. Berman and the other Shareholders for which their ownership in Common Stock of the Issuer is attributed to Steven L. Berman as indirect beneficial ownership, may be deemed to beneficially own in the aggregate 4,732,719 shares of Common Stock, which amount represents 13.3% of the Issuer’s Common Stock based upon 35,523,278 shares of Common Stock outstanding as of the close of business on September 26, 2015, as to all of which shares Steven L. Berman disclaims beneficial ownership.

Other than as indicated in this statement, Steven L. Berman is not party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, the transfer or voting of any of the Issuer’s securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

SCHEDULE 13D/A

CUSIP No. 258278100	Page 6 of 7

Item 7.	Material to be Filed as Exhibits:

(1) Amended and Restated Shareholders’ Agreement, dated as of July 1, 2006, by and among Richard Berman, Steven Berman, Jordan Berman, Mark Berman, Fred Berman, Deanna Berman and the Additional Shareholders named therein. (Incorporated by reference to Exhibit 4.1 to the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 27, 2008, filed with the Securities and Exchange Commission on November 4, 2008)

SCHEDULE 13D/A

CUSIP No. 258278100	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: October 23, 2015	/s/ Steven L. Berman
Steven L. Berman

EXHIBIT INDEX

Exhibit No.	Description

(1)	Amended and Restated Shareholders’ Agreement, dated as of July 1, 2006, by and among Richard Berman, Steven Berman, Jordan Berman, Mark Berman, Fred Berman, Deanna Berman and the Additional Shareholders named therein. (Incorporated by reference to Exhibit 4.1 to the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 27, 2008, filed with the Securities and Exchange Commission on November 4, 2008)

ANNEX A

Recent Transactions by the Reporting Person in the Common Stock of Dorman Products, Inc.

Set forth below is a summary of recent transactions effected by the Reporting Person during the 60 day period prior to the Statement Date.

Entity/Person	Date of Transaction	Nature of Transaction	Number of Shares of Common Stock	Weighted Average Price per Share ($)
Steven L. Berman GRAT	10/14/2015	Distribution from Steven L. Berman GRAT to a trust for the benefit of Steven L. Berman’s children	676,692	N/A
Steven L. Berman GRAT	10/14/2015	Distribution from Steven L. Berman GRAT to the Reporting Person	1,295	N/A
Richard N. Berman GRAT, Steven L. Berman as trustee	10/14/2015	Distribution from Richard N. Berman GRAT to a trust for the benefit of the children of the late Richard N. Berman	756,448	N/A
Richard N. Berman GRAT, Steven L. Berman as trustee	10/14/2015	Distribution from Richard N. Berman GRAT to the Sharyn Berman QTIP Trust	60,080	N/A